7/10

07025372

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cyrela Commercial Properties S.A. Empreendimentos e Partipacoes

*CURRENT ADDRESS Avenida Brigadeiro Faria Lima
nº 3.400, 14º andar
CEP 04538-132
São Paulo, Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 35099

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mAc

DATE: 7/18/07

MINUTES OF THE GENERAL MEETING FOR THE ORGANIZATION OF THE JOINT STOCK CORPORATION CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

RECEIVED
2007 JUL 10 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

On April eleven (11), 2007, at 10:00 am, at Av. Eng. Roberto Zuccolo, n° 555, sala 94-Parte, in the city of São Paulo, State of São Paulo, the undersigned, hereunder appointed and qualified, with the specific purpose of deciding on the organization of a joint stock company, later named **CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES:**

a) **Eirenor Sociedad Anônima,** headquartered in the Montevideo, which By-laws were approved by the Auditoria Interna da Nação on December 12, 2000, under number 13167, represented under its By-laws by its attorney-in-fact, **Marcelo Trussardi Paolini,** Brazilian, married, lawyer, bearer of ID card RG n° 9.896.863-4-SSP/SP and enrolled with the CPF/MF [taxpayer registry] under no. 118.860.148-13, resident and domiciled in São Paulo - SP, with office at Alameda Joaquim Eugênio de Lima, 447;

b) **Elie Horn,** married under the partial property ruling previously enforced by Law n° 6.515/77, entrepreneur, bearer of the ID Card RG n° 3.008.989-X-SSP/SP and enrolled with the CPF/MF under n° 004.812.978-04, resident and domiciled in São Paulo - SP, with its place of business at Avenida Eng. Roberto Zuccolo, n° 555, l° andar, sala 94, parte, CEP 05307-190, herein represented by its attorney-in-fact, **Marcelo Trussardi Paolini,** qualified above;

c) **Rafael Novellino,** Brazilian, married under the partial property ruling previously enforced by Law n° 6.515/77, economist, bearer of the ID Card RG n° 2.455.760-2-SSP/SP, enrolled with the CPF/MF under n° 021.174.018-72, resident and domiciled in São Paulo - SP, with its place of business at Avenida Eng. Roberto Zuccolo, n° 555, lo andar, sala 1°, parte, CEP 94, herein represented by its attorney-in-fact, **Marcelo Trussardi Paolini,** qualified above;

d) **George Zausner,** Brazilian, married under the partial property ruling previously enforced by Law n° 6.515/77, civil engineer, bearer of the ID Card RG n° 662.300-SSP/BA and enrolled with the CPF/MF under n° 036.046.165-49, resident and domiciled in São Paulo - SP, with its place of business at Avenida Eng. Roberto Zuccolo, n° 555, lo andar, sala 94, parte, CEP 05307-190, herein represented by its attorney-in-fact, **Marcelo Trussardi Paolini,** qualified above;

e) **Rogério Jonas Zylbersztajn,** Brazilian, single, engineer, bearer of the ID Card RG n° 04019129-8-IFP/RJ, enrolled with the CPF/MF under n° 625.843.407-04, resident and domiciled in Rio de Janeiro - RJ, at Avenida Delfim Moreira, 1.130, apto. 501, herein represented by its attorney-in-fact, **Marcelo Trussardi Paolini**, qualified above;

Saulo de Tarso Alves de Lara, Brazilian, married, business administrator, bearer of the ID Card RG n° 8.180.810 SSP/SP and enrolled with the CPF/MF under n° 678.691.498-53, resident and domiciled in the capital city of São Paulo, with its place of business at Avenida Eng. Brig. Faria Lima, n° 3400, 10° andar;

The funds: VANGUARD EMERGING MARKETS STOCK INDEX FUND; PANAGORA GROUP TRUST; RAYTHEON COMPANY MASTER TRUST; COMMONWEALTH OF PENNSYLVANIA PUBLIC 5CHOOL EMPLOYEES RETIREMENT SYSTEM; CENTRAL STATES SOUTHWEST AREAS PENSION FUND; GLOBAL 1NVESTMENT FUND; ALPINE INTERNATIONAL REAL ESTATE EQUITY FUND; GE INVESTMENTS FUNDS INC; FIDELITY EMERGING MARKETS FUND; THE EMM UMBRELLA FUNDS; MERRILL LYNCH LATIN AMERICA FUND INC; KODAK RETIREMENT INCOME PLAN; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, AS TRUSTEE FOR THE STAFF RETIREMENT PLAN AND TRUST/RETIRED STAFF BENEFITS PLAN AND TRUST; ING FMR DIVERSIFIED MID CAP PORTFOLIO; MERRYL LYNCH INTERNATIONAL INVESTMENT FUNDS; ISHARES MSCI BRAZIL (FREE) INDEX FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; W1LL1AM BLAIR MUTUAL FUNDS, INC. INTERNATIONAL GROWTH FUND; WILLIAM BLAIR INSTITUTIONAL INTERNACIONAL GROWTH FUND; WILLIAM BLAIR EMERGING MARKETS GROWTH FUND; WILLIAM BLAIR INTERNATIONAL SMALL CAP GROWTH FUND; FIDELITY PURITAN TRUST; FIDELITY BALANCED FUND; NEWGATE INVESTMENT TRUST-EMERGING MARKETS INVESTMENTS FUND; NICHOLAS-APPLEGATE EMERGING MARKETS FUND; NICHOLAS-APPLEGATE SMALL CAP EMERGING COUNTRIES SERIES; VARIABLE INSURANCE PRODUCT FUND III: MID CAP PORTFOLIO; HOUSTON FIREFIGHTERS RELIEF AND RETIREMENT FUND; IMPERIAL EMERGING ECONOMIES POOL; FIRST INITIATIVES INSURANCE LTD; WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO; FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR EQUITY VALUE FUND; RENAISSANCE DEVELOPING CAPITAL MARKETS FUND: JANUS OVERSEAS FUND; JANUS ADVISER INTERNATIONAL GROWTH FUND; JANUS ASPEN SERIES INTL. GROWTH PORTFOLIO; ETON PARK FUND LP; ATTICUS EUROPEAN FUND LTD; GREEN WAY MANAGED ACCOUNT SERIES LTD; EP TISDALE LLC; FIDELITY INV. T. FID. EMERG. MARKETS FUND; FIDELITY INV. TR. FID DIVERSIFIED INT. FUND; COLLEGE RETIREMENT EQUITES FUND; FIDELITY INV. SERV. LTD F A O B O FID I E M FUND; VANGUARD INVESTMENT SERIES PLC; F A S VIII FIDELITY ADV. EMERGING MARKETS FUND; FIDELITY INVESTMENT MONEY MANAGEMENT INC; HOST PLUS PTY LTD; VARIABLE INSURANCE PRODUCTS FIII BALANCED PORTFOLIO; JTSB LTD AS TR FOR SUM TR & BANK CO LTD TR F; FIDELITY ADVISOR BALANCED FUND, all represented by their attorney-in-fact, **Vanessa Leonel do Prado,** Brazilian, single, lawyer, bearer of the ID Card RG n° 44.231.447-4 and enrolled with the CPF/MF [taxpayer registry] under no. 304.307.028-33, resident and domiciled in São Paulo - SP, with office at Rua Marquês de Paranaguá, 348, 8° andar, Consolação, pursuant to the power of attorney delivered to the chairman of the meeting;

I. Appointed by unanimity of votes, the Meeting was chaired by Mr. Marcelo Trussardi Paolini, who invited me, Lúcio André Toledo Saretta, to be the secretary. Thus, once the board was set up, Mr. Chairman declared the Meeting convened and, starting the works informed that the purpose of the Meeting was to organize a Joint Stock Corporation to be called **Cyrela Commercial Properties S.A. Empreendimentos e Participações** ("Company"), with seat in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 3.400, 14° andar, CEP 04538-132, which capital shall be subscribed and fully paid with assignment of the net equity of **Cyrela Brazil Realty S.A. Empreendimentos e Participações** ("CBR")

corresponding to the interests held by CBR at Cyrela Commercial Properties Investimentos Imobiliários Ltda., a subsidiary which assets are related to development activities for lease of office buildings and shopping centers and administration of shopping centers ("Lease Development Activities" pursuant to the "Proposal and Justification of the Partial Spin-Off of CBR" attached hereto as Annex I and which By-laws, Annex III hereto Ata, are with the chairman. Declared that the capital stock to be subscribed and paid through the assignment of the split portion of CBR is of two hundred and twenty-eight million, two hundred and twenty-two thousand, nine hundred and fifty-one and thirty-seven cents of real (R$ 228,222,951.37), divided into three hundred and fifty-four thousand, four hundred and sixty-four thousand, eight hundred seventy eight (354.464.878) common shares, **with no** face value, distributed as follows among the subscribers listed below and the other shareholders of CBR who, on this date, are listed in the shareholders registry of the *Câmara Brasileira de Liquidação e Custódia* ("CBLC") [Brazilian Clearing and Depositary Corporation] in the exact proportion and amount of interests held by these shareholders in CBR's capital stock, so that CBR 's shareholders will receive one share of the Company for each share held at CBR:

Eirenor Sociedad Anônima with fifteen million, four hundred and forty-seven, four hundred and sixty eight (15.447.468) common shares, with no face value, hereby subscribed and paid in, with part of the CBR's net split asset, in the amount of nine million, nine hundred, forty five eight hundred and eight five reais (R$ 9,945,885);

Eirenor Sociedad Anônima with one hundred and eighteen million, six hundred and nine thousand seven hundred and seventy eight (118.609.778) common shares, with no face value, hereby subscribed and paid in, with part of the CBR's net split asset, in the amount of seventy-six million, three hundred sixty-seven thousand one hundred and fifty three reais (R$ 76.367.153);

Rafael Novellino with three hundred thousand (300,000) common shares, with no face value, hereby subscribed and paid in, with part of the CBR's net split asset, in the amount of R$ one hundred and ninety three thousand, one hundred fifty-five reais and sixty-three cents of real (193,155.63);

George Zausner with nine hundred thousand, two hundred and sixty-six (927.266) common shares, with no face value, hereby subscribed and paid in, with part of the CBR's net split asset CBR, in the amount of five hundred ninety-seven thousand, twenty-two reais and fifteen cents of real (R$ 597,022.15);

Rogério Jonas Zylbersztajn with seven million, two hundred and eighty-six thousand, six hundred and forty-four (7,286,644) common shares, with no face value, hereby subscribed and paid in, with part of the CBR's net split asset CBR, in the amount of four million, six hundred and ninety-one thousand, five hundred twenty reais and ninety-five cents of real (R$ 4,691,520.95);

Saulo de Tarso Alves de Lara with eleven thousand (11,000) common shares, with no face value, hereby subscribed and paid in, with part of the CBR's net split asset CBR, in the amount of seven thousand, eight-two reais and thirty-seven cents of real (R$ 7,082.37);

The remaining two hundred eleven million, eight hundred eighty-two thousand and seven hundred and seventy two (211,882,722) shares shall be distributed according to CBR's shareholders list, issued by CBLC, to be acquired with relation to the current date, in the amount proportional to CBR's net split asset.

The shareholders not present to the general meeting for organization will receive the company share in identical proportion to the interest held at CBR, pursuant to article 223, paragraph 2, of Law no. 6.404/76 and further amendments thereof ("Business Corporate Act").

As resolved by the subscribers the capital stock was fully paid in the amount of two hundred and twenty-eight million, two hundred and twenty-two thousand, nine hundred and fifty-one and thirty-seven cents of real (R$ 228,222,951.37), with CBR's net equity balance, which assessment, carried out by Terco Grant Thornton Auditores Independentes SS ("Terco") was based on the accounting criterion of calculation of CBR's net equity amount, with grounds on the elements found in CBR's equity balance, as of December 31st, 2006, base date of the partial spin-off ("Base-Date"), assessed by Terco itself Annex II.

The equity variation occurred between the Base-Date and the effective spin-off approval by CBR's AGE shall be apportioned by CBR or by CCP, based on the assets, rights and obligations held by CBR or by the Company, as they may be related to rights and obligations regarding the portion of net equity transferred to the Company.

II. After project of the By-laws was read, it was submitted to voting and approved by the subscribers, in the form of Annex III hereto.

III. The subscribers elected six members for the Company's Board of Directors, all of which with mandate in force until the Annual Meeting to assess the accounts of the fiscal year ending in 2007, having appointed **Mr. Elie Horn,** Brazilian, married, entrepreneur, bearer of the ID Card RG n° 3.008.989-X-SSP/SP SSP/SP and enrolled with the CPF/MF under n° 004.812.978-04, resident and domiciled in the São Paulo - SP, with its place of business at Avenida Eng. Roberto Zuccolo, n° 555, lo andar, sala 94, parte, CEP 05307-190, as the Chairman of the Board of Directors; **Mr. George Zausner**, Brazilian, married, civil engineer, bearer of the ID Card RG n° 662.300-SSP/BA SSP/SP and enrolled with the CPF/MF under n° 036.046.165-49, resident and domiciled in the São Paulo - SP, with its place of business at Avenida Eng. Roberto Zuccolo, n° 555, lo andar, sala 94, parte, CEP 05307-190, as the Vice-Chairman; **Mr. Rafael Novellino**, Brazilian, married, economist, bearer of the ID Card RG n° 2.455.760-2-SSP/SP SSP/SP and enrolled with the CPF/MF under n° 021.174.018-72, resident and domiciled in the São Paulo - SP, with its place of business at Avenida Eng. Roberto Zuccolo, n° 555, lo andar, sala 94, parte, CEP 05307-190, as Director; **Mr. Ilan Goldfajn,** Brazilian, married, economist, bearer of the ID Card RG no. 06.642.201-5-SSP/RJ and enrolled with the CPF/MF under no. 980.031.607-82, resident and domiciled in Rio de Janeiro - RJ, at Rua General Urquiza, n° 44, apto 802, CEP 22431-040, as Director; **Mr. Marcos Sampaio de Almeida Prado,** Brazilian, married, business administrator, bearer of the ID Card RG n° 4.223.568-SSP/SP SSP/SP and enrolled with the CRA/SP under n° 7.673 and with the CPF/MF under no. 095.833.608-30, resident and domiciled in the São Paulo - SP, with its place of business at Rua Gomes de Carvalho, n° 1.306, 2° andar, Vila

Olimpia, CEP 04547-005, as Director; and **Mr. Décio Tenerello,** Brazilian, married, business administrator, bearer of the ID Card RG n° 5.473.739-SSP/SP SSP/SP and enrolled with the CPF/MF under n° 053.349.008-10, resident and domiciled in the São Paulo - SP, with its place of business at Av. Brig. Faria Lima, no. 1485, 13° andar, as Director. Mrs. Ilan Goldfajn, Marcos Sampaio de Almeida Prado and Décio Tenerello, are Independent Directors, as defined in the Listing Regulation of the New de São Paulo Stock Exchange Market-BOVESPA, having the minimum percentile required under the said Regulation duly met. The Directors elected hereby shall take office and shall be invested in their positions upon the execution of the Instrument of Investiture, pursuant to article 149 of the Business Corporate Act.

IV. Approved, by unanimity of votes, the determination of the annual global remunerations of the Company's administrators up to one million reais (R$ 1,000,000), for the tax year of 2007.

V. The Diário Oficial do Estado de São Paulo [State Registry] and Valor Econômico newspaper, issued in the city of São Paulo Chosen were chosen by unanimity of votes as the high-circulation newspaper to make release the Company's legal publications.

VI. Having the shareholders unanimously approved the matters and after concluding the legal formalities, Mr. Chairman declared organized **Cyrela Commercial Properties S.A. Empreendimentos e Participações,** for all legal effects.

VII. Subsequently, the shareholders unanimously approved: (i) the request for registration of the publicly- held company of **Cyrela Commercial Properties S.A. Empreendimentos** e **Participações** with the *Comissão de Valores Mobiliários – CVM* [Brazilian Securities and Exchange Commission], and the subsequent request for admission of negotiation of the company's shares in the segment of the New Stock Exchange of São Paulo - BOVESPA, in compliance with article 223, paragraph 3 of the Business Corporate Act; as well as (ii) the request for registration with the CVM of a public offer of the Company's shares. The shareholders also authorized the Company's administrators, after taking office in their respective positions, to exercise any and all acts necessary to the performance of items (i) and (ii) above.

With nothing further to be addressed, Mr. Chairman offered the floor and as there was no manifestation, he declared closed the meeting, adjourning it for the time necessary to print the Minutes hereby, which after read and deemed conforming, was approved and signed by those present.

This is a true copy of the original drafted in the proper book.

Lúcio Andre Toledo Saretta
Secretary

ANNEX I

PROPOSAL AND JUSTIFICATION OF PARTIAL SPIN-OFF OF CYRELA BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

The Board of Cyrela Brazil Realty S.A. Empreendimentos e Participações ("CBR" or "Company"), in compliance with the provisions of articles 223, 225 and 229, paragraph 2 of Law No. 6.404 of December 15th, 1076 [sic], and further amendments ("Business Corporate Act"), after detailed analysis of the Company's corporate purposes, in line with the Company's future interests, submits the Company's partial spin-off justification herein, with the assignment of the spun-off portion of a new Company to be organized ("Partial Spin-off Justification") to the Board of Directors' decision and, in case it is approved, to be further addressed for decision in a Special Shareholders' Meeting ("AGE").

CHAPTER I
REASONS AND PURPOSES OF OPERATION

1. CBR is a joint stock company, the capital of which on March 14th, 2007 was one billion, five hundred and eighty-one million, five hundred and twenty-seven thousand, nine hundred and thirty reais (R$ 1,581,527,930.00), subscribed and fully paid, divided in three hundred and fifty-four million, four hundred and sixty-four thousand and eight hundred and seventy-eight (354,464,878) common shares, all of which nominative and inscribed shares, with no face value, distributed among its shareholders as follows:

Shareholders	No. of Shares Common	%
Eirenor Sociedad Anônima	21,900,008	6.18
Elie Horn	118,609,778	33.46
EH Capital Management	7,502,400	2.12
Janus Capital Management – USA	22,070,100	6.22
Rogério Jonas Zylberzstajn	7,286,644	2.06
Administrators	1,229,494	0.35
Treasury	6,000	0
Others	175,860,454	49.61
Total	**354,464,878**	100.00

2. CBR's corporate purpose shall be the development, purchase and sale of constructed or under construction properties, both residential and commercial ones, pieces of land and ideal fractions, lease and administration of properties, building of properties and consulting services in issues related to the real-estate market.

3. CBR has several subsidiaries, through which it develops activities related to its corporate purpose. Among such subsidiaries, it held, on December 31st, 2006, 92.5% of the capital stock of Cyrella Commercial Properties Investimentos Imobiliários Ltda. ("CCPII"), and 7.5% of the remaining stocks were held by Cyrela Imobiliária Ltda., another subsidiary of CBR.

4. CCPII, on the other hand, held, on December 31st, 2006: (i) interests in the investment funds held by office buildings Nova São Paulo, Verbo Divino, Brasilinvest, CENESP, Brasílio Machado, Faria Lima Financial Center, Corporate Park, JK Financial Center, Faria Lima Square and ABC Plaza Shopping; (ii) interests in

Shopping D; and (iii) other real-estate for revenues.

5. CCPII's assets set forth in item 4 above are connected to the (i) office building and shopping mall development and acquisition activities and (ii) administration activities of such properties ("Industrial and Commercial Property Development Activities"). Such activities have different characteristics, target public and competitors when compared to sale development activities, and they include different profitability and margins.

6. CBR's intended partial spin-off aims at segregation: (i) of the equities with reference to the shares held by CBR and CPPII and, consequently, of the assets with reference to the Industrial and Commercial Property Development Activities, and transfer to the new joint-stock company to be organized, Cyrela Commercial Properties S.A. Empreendimentos e Participações ("CCP").

7. The spin-off proposal herein is justified as it comprises a corporate and equity restructuring operation, which allows the Company to focus on the activities related to sales development, concentrating on its operations in this market so as to become more efficient, maximizing its results. By the same token, CCP, the new corporation to be organized and that shall absorb CCPII quotas and its corresponding assets, shall be able to focus on the Industrial and Commercial Property Development Activities, becoming more efficient to compete with its competitors in the market.

8. Such fact shall not cause the amendment of CBR's corporate objective, which shall remain the same, and CBR shall, when applicable in the future, also develop activities connected to commercial and industrial property development.

9. Under article 223, paragraph 3 of the Business Corporate Act, considering that CBR is a publicly-held company, with shares listed in the segment of the New São Paulo Stock Exchange Market - BOVESPA ("Novo Mercado"), CCP shall obtain registration as publicly-held company and encourage negotiation admission of shares issued by it in the Novo Mercado, on prior to one hundred and twenty (120) days as of the AGE date which will decide on and approve the spin-off proposal herein.

10. CBR's Board of Directors understand that the operation shall not cause any harm to its shareholders, as their equities shall be kept in identical equity proportions at CBR and CCP. Furthermore, as set forth in Chapter III below, CCP's common shares attributed to CBR's shareholders due to the Partial Spin-off shall have the same rights and advantages attributed to CBR's issued shares and set forth in CCP's By-laws project (Annex I).

11. In the light of the foregoing and considering the further conditions set forth herein, the Company's administrators understand that the partial spin-off, as such, represents the best alternative for CBR's business development, as it contributes toward more favorable conditions to preserve and add value to its shareholders.

CHAPTER II
EVALUATION CRITERION OF THE NET ASSET PORTION ADDRESSED TO THE NEW CORPORATION, OPERATION DATABASE, FURTHER EQUITY VARIATION TREATMENT AND CBR'S CAPITAL DECREASE

12. CBR's partial spin-off shall be carried out by means of segregation and transfer: (i) of the equities with reference to the shares held by CBR and CPPII and, consequently, of the assets with reference to the Industrial and Commercial Property Development Activities; to the new joint-stock company to be organized, CCP.

13. CBR's net equity amount to be transferred to CCP was calculated by means of evaluation created on March 14th, 2007, by **Terco Grant Thornton Auditores Independentes SS**, headquartered in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, n.° 13.797, bloco II, 20° andar, dully enrolled with the *CNPJ/MF* [Corporate Taxpayers Registration] under No. 00.326.016/0001-99 and with the State of São Paulo Regional Accounting Council under No. 2SP 018.196/0-8, represented by its partner, Mr. José André Viola Ferreira, Brazilian, married, accountant, enrolled with the CPF/MF [Individuals Taxpayers' Registration] under No. 163.086.958-90 and with the State of São Paulo Regional Accounting Council under No. 195.865/O-0, and bearer of Identity Card No. 16.903.473-2, issued by the State of São Paulo Public Security Office, on 11/15/1989 ("Terco"), attached to the document herein **(Annex II)**, and was created by the accounting criterion of calculation of net equity amount, based on the elements found in CBR's equity balance, of December 31st, 2006, base date of the partial spin-off ("Base-Date"), assessed by Terco itself **(Annex III)**.

14. On the Base-Date, CBR's net equity was one billion, nine hundred and forty-eight million, five hundred and fifty thousand, two hundred and sixty-six Reais and two cents of Real (R$ 1,948,550,266.02). According to the evaluation referred to in item 13 above, CBR's total net equity to be spun-off and transferred to CCP corresponding to two hundred and twenty-eight million, two hundred and twenty two thousand, nine hundred and fifty-one Reais and thirty-seven cents of Real (R$ 228,222,951.37), representing 11.7124% of CBR's total net equity. Such spit portion shall be formed by the assets, as per item 12 above, which shall be assigned in the subscription and payment of CCP's capital stock, under articles 7 and 8 of the Business Corporate Act, with subsequent issuance of CCP shares to CBR's shareholders, who will then also become CCP's shareholders.

15. The equity variation occurred between the Base-Date and the effective spin-off approval by CBR's AGE shall be apportioned by CBR or by CCP, based on the assets, rights and obligations held by the Company or those related to CBR's equity portion to be spun-off or transferred to CCP, respectively.

16. CCP shall act in the development, purchase and sale of commercial and industrial properties (including multi-purpose ones), either constructed or under construction, pieces of land and ideal fractions, and/or interests in property assets, in the lease and administration of properties, building of properties and consulting services in issues related to the real-estate market.

17. CBR's equity to be transferred shall be added to CCP's equity, with the subsequent assumption by the same of the liabilities resulting from the transferred assets, and the new corporation shall be deemed responsible only for the obligations corresponding to the assets, rights and obligations transferred to it, with no joint liability with the Company, under article 233, sole paragraph, in the Business Corporate Act.

18. In the light of the above, any creditor of the Company shall oppose to the stipulation, in relation to its credit, as long as it notifies the Company on prior to ninety (90) days as of the publication date of the partial spin-off acts, as set forth in article 233, sole paragraph of the Business Corporate Act.

19. Due to the partial spin-off, CBR's capital stock shall be reduced by two hundred and twenty-eight million, two hundred and twenty-two thousand, nine hundred and fifty-one Reais and thirty-seven cents of Real (R$228.222.951,37), and it shall then become one billion, three hundred and fifty-three million, three hundred and four thousand, nine hundred and seventy-eight Reais and sixty-three cents of Real (R$1,353,304,978.63), as set forth in items 29 and 30 below, and the Company's By-laws shall undergo the respective amendment, attached hereto **(Annex IV)**.

20. After analyzing the available options, CBR's Board chose to hire specialized company Terco, whose experts have proceeded to: (i) the appraisal of CBR's equity portion object of the spin-off by the book value, based on the elements comprising CBR's equity balance assessed, calculated on the Base-Date; and (ii) creation of the corresponding accounting appraisal reports. The hiring of Terco and the validity of the report that reflects the appraisal of CBR's equity portion described herein shall be confirmed by CBR's AGE, and it shall therefore be subject to the analysis and approval of CBR's shareholders, under Law No. 6404/76.

CHAPTER III
NUMBER AND TYPE OF SHARES TO BE ASSIGNED TO CBR'S SHAREHOLDERS DUE TO THE PARTIAL SPIN-OFF AND RIGHT TO THE SHARES

21. Like CBR, CCP shall have its capital stock only comprised by common shares.

22 The number of shares issued by CCP to be attributed to the current CBR's shareholders shall have the same evaluation criteria set forth by the net equity amount. Once the partial spin-off and CCP's organization is approved, each CBR's shareholders shall receive one CCP share for each share held at CBR, pursuant to article 229, paragraph 5 of the Business Corporate Act.

22. CCP's common shares attributed to CBR's shareholders due to the Partial Spin-off shall have the same rights and advantages attributed to CBR's issued shares and set forth in CCP's By-laws project, which is a part of the document herein (Annex I), and there shall not be any amendment or termination of rights of the shares to be issued by CCP in relation to the shares issued by CBR. CCP shall have the same Depositary Receipts Programs of CBR on the approval date of the Partial Spin-off.

CHAPTER IV
ASSETS AND LIABILITIES TO BE TRANSFERRED TO THE NEW CORPORATION

24. CBR's partial spin-off shall be effected upon transfer to CCP of the assets and liabilities, as set forth in Annex V herein, which shall form the portion of the net equity added to CCP, which shall then be organized.

25. The adjustments and transfer of assets, rights and obligations deriving from the partial spin-off shall be, as applicable, evidenced in instruments to be drawn up at a later date by the Company and CCP.

CHAPTER V
CBR'S COMPANY'S OWNERSHIP AFTER THE PARTIAL SPIN-OFF

26. Due to the partial spin-off, CBR's capital stock shall be reduced by two hundred and twenty-eight million, two hundred and twenty-two thousand, nine hundred and fifty-one Reais and thirty-seven cents of Real (R$228.222.951,37), which represents the spun-off net equity amount, and it shall then become one billion, three hundred and fifty-three million, three hundred and four thousand, nine hundred and seventy-eight Reais and sixty-three cents of Real (R$1,353,304,978.63), fully paid-up, divided in three hundred and fifty-four million, four hundred and sixty-four thousand, eight hundred and seventy-eight (354,464,878) common shares, all of which nominative and inscribed shares, with no face value, and therefore, with no termination of shares.

27. Therefore, the company's ownership after the partial spin-off shall remain unaltered, pursuant to the table below:

Shareholder	Number of Shares Common Shares	%
Eirenor Sociedad Anônima	21,900,008	6.18
Elie Horn	118,609,778	33.46
EH Capital Management	7,502,400	2.12
Janus Capital Management - USA	22,070,100	6.22
Rogério Jonas Zylberzstajn	7,286,644	2.06
Administrators	1,229,494	0.35
Treasury	6,000	0
Others	175,860,454	49.61
Total	354,464,878	100.00

CHAPTER VI
NEW CORPORATION'S COMPANY'S OWNERSHIP AFTER THE PARTIAL SPIN-OFF

28. CCP's capital stock, to be subscribed and fully paid with CBR's spun-off net equity shall be two hundred and twenty-eight million, two hundred and twenty-two thousand, nine hundred and fifty-one Reais and thirty-seven cents of Real (R$228.222.951,37), divided in three hundred and fifty-four million, four hundred and sixty-four thousand, eight hundred and seventy-eight (354,464,878) common shares, all of which nominative and inscribed, with no face value, and it shall be distributed among its shareholders in identical proportion to that of CBR, as follows:

Shareholders	Number of Shares Common Shares	%
Eirenor Sociedad Anônima	21,900,008	6.18
Elie Horn	118,609,778	33.46
EH Capital Management	7,502,400	2.12
Janus Capital Management - USA	22,070,100	6.22

Rogério Jonas Zylberzstajn	7,286,644	2.06
Administrators	1,229,494	0.35
Treasury	6,000	0
Others	175,860,454	**49.61**
Total	354,464,878	**100.00**

CHAPTER VII
CBR'S BY-LAWS AMENDMENT AND CCP'S BY-LAWS PROJECT

29. Taking into account CBR's capital stock reduction deriving from the partial spin-off, CBR's Capital Stock amendment, under the draft which is a part of the instrument herein (Annex IV), shall be submitted to CBR's AGE, which shall decided on the partial spin-off, which shall not cause any loss or damage, of any nature, to any of its shareholders or any right of reimbursement of shares held by those who dissent from the proposal.

30. CCP's By-Laws project, under the drafts which is part of the document herein **(Annex I)**, as well as CCP's adhesion to the Novo Mercado shall be submitted to CBR's AGE appreciation, which shall approve the partial spin-off and subsequent CCP organization, which shall also authorize CCP's administrators, elected in the aforementioned Shareholders' Meeting, to enforce the corresponding Contract of Participation in the New Mercado with the São Paulo Stock Exchange Market - BOVESPA.

CHAPTER VIII
GENERAL PROVISIONS

31. CCP shall be organized at the moment the partial spin-off is approved by the Special Shareholders' Meeting, when its administrators shall be appointed.

32. When CBR's partial spin-off and the assignment of the spun-off portion of CCP's capital stock are effected, with the subsequent CCP's organization, CCP's board, as well as CBR's board shall be entitled to practice all the acts necessary for the implementation, as well as to promote the filing of all the acts pertaining to the partial spin-off.

33. The cost to be incurred with the implementation of the partial spin-off process is estimated at five hundred thousand Reais (R$ 500,000.00), with all the costs related to auditors' fees, evaluators' fees, attorneys' fees and publications included.

São Paulo, March 14th, 2007.

Elie Horn **CEO**	Luis Largman **Investors Relations Director**

ANNEX II

APPRAISAL REPORT

March 14th, 2007
To Cyrela Brazil Realty S.A. Empreendimentos e Participações
Att: Mr. Saulo de Tarso Alves de Lara
Re: Appraisal report No. 965-2007-7

Dear Sir,

We are hereby forwarding, for your attention, the Accounting Evaluation Report, of Cyrela Comercial Properties Investimentos Imobiliários Ltda., carried out on the base date of December 31st, 2006.

Sincerely yours,

J. André Viola Ferreira

Cyrela Comercial Properties Investimentos Imobiliários Ltda share value, on December 31st, 2006 calculated in compliance with the accounting practices adopted in Brazil.

Terco Grant Thornton Auditores Independentes, enrolled with State of São Paulo Regional Accounting Council under No. 2 SP 018.196/0-8, with the CNPJ/MF [Corporate Taxpayers Registration] under No. 00.326.016/0001-99, headquartered in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, n.° 13.797, bloco II, 20° andar, was appointed by Cyrela Brazil Realty S.A. Empreendimentos e Participações, to accounting appraisal of the shares pertaining to the company, Cyrela Comercial Properties Investimentos Imobiliários Ltda., headquartered at Avenida Engenheiro Roberto Zuccolo. n° 555, l° andar, sala O 94-parte, enrolled with the CNPJ/MF under No. 08.241.459/0001-99 which shall be the object of partial spin-off and transference to the capital stock of Cyrela Commercial Properties S.A Empreendimento e Participações.

The objective of the appraisal report herein is to determine the book value of the quotas of the company Cyrela Comercial Properties Investimentos Imobiliários Ltda., as of December 31st, 2006 and in compliance with the criteria set forth in item III below.

The criterion adopted for appraisal of the quotas is the book value. Thus, the appraisal is based on the evidencing and validation of the quota ownership, as well as the accounting balances, recorded in the balance sheet on December 31st, 2006 of Cyrela Comercial Properties Investimentos Imobiliários Ltda., calculated in compliance with the accounting practices adopted in Brazil.

The signatory, aiming to guarantee the adequacy of the book value of the assets, rights and liabilities that comprise the company's net equity, whose quotas are being appraised by the book value on December 31, 2006, performed its examinations by

adopting the usual procedures for assessing financial statements, in compliance with the rules approved by the Federal Accounting Council. Therefore, its examinations comprised: (a) the determination of the extension of the audit procedures, considering the relevance of the assets, rights and liabilities that constitute the net equity of said companies, (b) the verification, based on tests, of the evidences and records supporting the accounting values and information that were made available; (c) the appraisal of the most substantial accounting practices and estimates adopted by the administration of said companies.

The balance sheet of Cyrela Comercial Properties Investimentos Imobiliários Ltda. on December 31st, 2006, used as basis for the calculation of the net equity and determination of the quotas' book value is as follows:

Assets

Current Assets	11.494.764,33
Investment in subsidiaries	147.693.423,28
Investment in real estate investment funds	71.879.426,83
Goodwill to amortize	15.587.087,86
Total Assets	246.654.702.30

Liabilities

Current Liabilities	1.465,39
Total liabilities	1.465,39
Total net equity	246.653.236,91
Total quotas	215.105.590
Quota value	1.1167

In view of the examinations and analyses performed and the aforementioned criteria, we conclude that the book value of the investment of Cyrela Brazil Realty S/A Empreendimentos e Participações in Cyrela Comercial Properties Investimentos Imobiliários Ltda., represented by 199,032,752 quotas, corresponding to 92.5279% of the total capital, amounts to two hundred twenty-eight million, two hundred twenty-two thousand, nine hundred fifty-one Reais and thirty-seven cents of Real (R$228,222,951.37).

Additionally, we have that:

- Pursuant to the professional rules established by the Federal Accounting Council through Resolution No. 821/97, we do not know of any conflict of direct or indirect interest, nor of other relevant circumstances that represent conflict of interests regarding the services rendered by us and described above;

- We do not know of any action by the controlling shareholder or by the managers of Cyrela Comercial Properties Investimentos Imobiliários Ltda. aiming to direct, limit or hinder, or practice any acts that have or may have compromised the access, the utilization or knowledge of: information, assets, documents or work

method relevant to the quality of the respective conclusion;

- We were not informed and do not know of any event related to the Company's activity that may substantially impact or alter the result of this appraisal;

- We were not requested to update this report after the date of its issuance.

Nothing else to be clarified, we conclude the work summarized in the present accounting appraisal report, comprised of four typed and initialed pages, of which the last one is dated and signed.

São Paulo, March 14th, 2007.

Terco Grani Thornton
Independent Auditors
CRC 2 SP 018.196/0-8

José André Viola Ferreira
Accountant CRC 1 SP 195.865/0-0

ANNEX III

BY-LAWS OF CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

CHAPTER I
CORPORATE NAME, HEADQUARTERS, JURISDICTION, VALIDITY AND PURPOSE

ARTICLE 1. CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E Participações ("Company") is a joint stock company which shall be governed by the By-laws hereof and by the legal provisions applicable, and while the Company is listed in the special segment for the negotiation of securities in the Stock Exchange of São Paulo - BOVESPA, referred to Novo Mercado [New Market] ("Novo Mercado"), under the Novo Mercado Listing Regulation.

ARTICLE 2. The Company has seat and jurisdiction in the Capital City of the State São Paulo, at Avenida Brigadeiro Faria Lima, no. 3.400, 14° andar, CEP 04538-132, and it may hold branches, office, representations and warehouses in any part of the Country or overseas, as per resolution of the Board of Directors.

ARTICLE 3. The Company was organized for undetermined period of time, April 11, 2007.

ARTICLE 4. The Corporate purpose is the development, purchase and sale of commercial and industrial properties (including multi-purpose ones), either constructed or under construction, pieces of land and ideal fractions, and/or interests in property assets, in the lease and administration of properties, building of properties and consulting services in issues related to the real-estate market.

ARTICLE 5. The Company may acquire ownership interest and the capital stock of other companies as well as taking part in associations with other companies, and it is authorized to enter into shareholders agreements aimed at either meeting or supplementing its corporate purpose.

CHAPTER II CAPITAL STOCK AND SHARES

ARTICLE 6. The Company's capital stock is two hundred and twenty-eight million, two hundred and twenty-two thousand, nine hundred and fifty-one and thirty-seven cents of real (R$ R,228,222.951,37), divided into three hundred and fifty-four thousand, four hundred and sixty-four thousand, eight hundred seventy eight (354.464.878) common shares, with no face value.

ARTICLE 7. All the Company's shares shall be book-entry shares, on behalf of their holders and they shall be maintained in a deposit account in a financial institution authorized by the Brazilian Securities and Exchange Commission.

Sole Paragraph The Company is authorized to collect the costs related to the transfer of ownership of shares directly from the buyer of the transferred share, within the maximum limits set forth in the applicable legislation.

ARTICLE 8. The Company is authorized to increase the capital stock, regardless of Resolution of the General Meeting and amendment to the by-laws, upon issuance of common shares, in such manner that the capital is divided into up to eight hundred million (800,000,000) common shares, and the Board of Directors shall be incumbent upon to set forth the number of shares to be issued for distribution in the Country and/or abroad, either publicly or privately, the price and other subscription and payment conditions, as well as to resolve on the exercise of preemptive rights, in compliance with statutory regulations.

Paragraph One. Within the limit of authorized capital, the Board of Directors may, further, resolve for the issuance of subscription bonus for disposal or granting as an additional advantage to capital subscribers, or debentures issued by the Company, in compliance with the applicable legal and regulatory provisions.

Paragraph Two. The issuance of beneficiary parties by the Company is prohibited.

ARTICLE 9. The capital stock shall be exclusively represented by common shares, and each common share shall correspond to the right to one vote General Shareholders Meetings' resolutions.

ARTICLE 10. The Board of Directors may resolve to make a split or reverse split of shares representing the subscribed and paid-in capital stock.

ARTICLE 11. In the event of capital increase by subscription of new shares, shareholders shall have preemptive rights for subscription, under Law #6,404, dated December 15, 1976 and further amendments thereof ("Business Corporate Act").

Paragraph One. The Board of Directors may either exclude or reduce preemptive rights of shareholders in the event of capital increase upon subscription of shares, debentures convertible into shares and subscription bonus, within the authorized capital limits, the placement of which shall be made by means of sale in a stock exchange or public subscription, or further in an exchange of shares in a public offering for the acquisition of share control, under the terms of article 172 of the Business Corporate Act.

Paragraph Two. In the event referred to in the main clause hereof, the term for the exercise of preemptive rights to be stipulated by the Board of Directors shall be of at least at thirty (30) days, as of the publication of the notice in the Brazilian Federal Register or any other large circulation newspaper.

Paragraph Three. The Board of Directors shall resolve on the remainder of shares not subscribed in a capital increase during the term determined for the exercise of preemptive rights, determining, before such shares are sold in a stock exchange market, to the benefit of the Company, the apportionment, at the proportion of subscribed amounts, among shareholders who have manifested, in the subscription list, their interest to subscribe the remainder of any shares.

ARTICLE 12. The Company may grant stock option or subscription programs to its management, employees or individuals rendering services to the Company or to another company under its control, as may be resolved by the Board of Directors, provided that the plan approved by the General Meeting and applicable legal and regulatory provisions are complied with, and the right of preference shall not be applicable to the shareholders.

ARTICLE 13. The Company may, upon resolution of the Board of Directors, acquire its own shares to be held in treasury and subsequent cancellation or disposal, in compliance with conditions and requirements provided for in article 30 of the Business Corporate Act and applicable regulatory provisions.

CHAPTER III
GENERAL MEETING

ARTICLE 14. The General Meeting shall meet, on an ordinary basis, within the first four (4) months of each year, and, on an extraordinary basis, whenever social interests require so, under the Corporation Law and these corporate bylaws. Both general and extraordinary meetings can be held simultaneously.

Paragraph One. The General Meeting shall resolve by absolute majority of votes of those present, subject to the exceptions provided by the Business Corporate Act and the regulations in these corporate bylaws.

Paragraph Two. The General Meeting can only resolve on those matters included in the agenda subject to the exceptions provided for in the Business Corporate Act. Such matters shall be referred to in the call notice which must be published at least three (3) times by the official gazette and a large-circulation newspaper, at least fifteen (15) days in advance, including the date, time and place of the General Meeting.

Paragraph Three. In addition to their identity papers and/or relevant company documents evidencing their legal representation as applicable, the shareholders, at least forty eight (48) hours in advance to the General Meeting, shall also submit to the Company the following documents: (i) evidence issued by the book entry services no more than five (5) days prior to the General Meeting; (ii) power of attorney in which the grantor's signature has been acknowledged as true by a public notary; and/or (iii) for those shareholders participating in the registered share deposit, submit a statement of their respective equity holding issued by the appropriate authority.

Paragraph Four. The minutes of Meeting shall be: (i) drawn up in the book of Minutes of General Meeting as a summary of the occurred facts including an abstract with the votes by shareholders who attended the meeting, the blank votes, and abstentions; and (ii) published with omission of the signatures.

ARTICLE 15. The General Meeting shall operate pursuant to law and shall be chaired by a presiding board chaired by the Board of Directors and have as secretary a shareholder chosen by the Chairman of the Meeting among the shareholders attending the meeting.

Sole Paragraph. In the absence of the Chairman of the Board of Directors or of his/her alternate, the Chairman and Secretary of the committee shall be appointed by the shareholders attending the meeting.

ARTICLE 16. Each common share entitles to one vote in the General Meeting's resolutions.

ARTICLE 17. It shall be incumbent upon the General Meeting, in addition to attributions set forth by law, to:
(a) Elect and dismiss at any time the members of the Board of Directors and the Fiscal Council when installed;
(b) Examine the Directors' accounts and resolve on the financial statements submitted by them;
(c) Determine the compensation of members of the Board of Directors and Board of Executive Officers, as well as the compensation of members of the Fiscal Council when installed;
(d) Grant bonus in shares;
(e) Approve stock option or subscription programs to its management, employees or individuals rendering services to the Company or company under its control;
(f) Resolve, based on the Management's proposal, on the allocation of income for the year, and distribution of dividends;
(g) Resolve on proposals of transformations, mergers, incorporations and splits of the Company, its dissolution and liquidation, appoint the liquidator, as well as the Fiscal Council which shall operate in the liquidation period;
(h) Resolve on the amount to be distributed as profit sharing to the Company's Management, pursuant to Article 41 of these corporate bylaws;
(i) Resolve on the Company's withdrawal from the Novo Mercado; and
(j) Choose the specialized company responsible for the preparation of the appraisal report determining the value of the Company's shares in the event of cancellation of the Company's publicly-held company registration or withdrawal from the Novo Mercado of the Sao Paulo Stock Exchange BOVESPA, as provided in Chapter IX of these corporate bylaws, among firms submitted by the Board of Directors.

Sole Paragraph. The Chairman of the General Meeting shall comply and enforce the provisions of any shareholders agreements filed with the Company's headquarters, and shall refrain from computing votes against the content of such agreements.

CHAPTER IV - MANAGEMENT

ARTICLE 18. The Company shall be managed by a Board of Directors and a Board of Executive Officers, and all members shall be individuals. The Board of Directors' members shall be shareholders of the Company and the Executive Officers shall reside in the country and may be shareholders or not.

ARTICLE 19. The Directors will be elected by the Annual General Meeting and the Executive Officers shall be elected by the Board of Directors. The terms of office shall be one (1) year for the Board of Directors, and three (3) years for the Board of Executive Officers. In both cases, reelection is allowed.

ARTICLE 20. The members of the Board of Directors and the Executive Officers shall remain in the exercise of their positions until the investiture of the newly elected directors.

ARTICLE 21. Directors and Executive Officers shall be invested in office by means of the signature of the respective agreement in the Book of Minutes of the Board of Directors or Board of Executive Officers, as applicable, regardless of any management guarantee, and by previous subscription of the Directors Instrument of Consent referred to in Bovespa's Novo Mercado Listing Regulations.

ARTICLE 22. The Directors and Executive Officers shall be paid a monthly compensation which shall be annually determined by the General Meeting, on a global or individual basis.

CHAPTER V - BOARD OF DIRECTORS

ARTICLE 23. The Board of Directors shall be comprised of at least five (5) and at the most twelve (12) members, of which one shall be designated Chairman, another designated Vice Chairman, and the remaining members shall be named Board Members.

Paragraph One. The term of office of the members of the Board of Directors shall be one (1) year. Reelection is allowed.

Paragraph Two. At least twenty percent (20%) of the Board of Director's members shall be independent directors, as provided in Paragraph 3 of these corporate bylaws. When the application of such percentage results in a fraction number of members, the rounding shall be made to a whole number: (i) immediately higher, if the fraction is equal or higher than five tenths (0.5); or (ii) immediately lower, if the fraction is lower than five tenths (0.5).

Paragraph Three. For the purposes of these corporate bylaws, an "Independent Director" shall be the company member who: (i) is not connected in any way to the company except for his/her interest in the capital stock; (ii) is not Controlling Shareholder (as set forth in Article 43, Paragraph I of these corporate bylaws), nor spouse or collateral kin of the Controlling Shareholder; and is not, nor has been for the last three (3) years, connected to companies or entities related to the Controlling Shareholder (except for persons connected to education and/or research public institutions); (iii) has not been, for the last three (3) years, employee or executive officer of the Company, of the Controlling Shareholder or of a company controlled by the Company; (iv) is not a vendor or a buyer, directly or indirectly, of the Company's services and/or products to a scale that could imply loss of independence; (v) is not an employee or manager of a company or entity which provides services and/or products to the Company, or buys services and/or products from the Company; (vi) is not spouse or collateral kin of any manager of the Company; (vii) is not paid by the Company except for the Director's compensation (cash proceeds resulting from capital stock interest not included). Any individual elected by the option provided in article 141 paragraph 4, item I of the Business Corporate Act is also deemed an Independent Director. The Independent Director's qualifications shall be expressly stated in the minutes of the general meeting in which he/she has been elected.

Paragraph Four. If a shareholder wants to appoint one or more representatives who have not been members of the latest Board of Directors, such shareholder shall send written notice to the Company, five (5) days prior to the General Meeting which shall elect the Directors, and submit the candidates' name, qualifications and résumé.

ARTICLE 24.The General Meeting shall resolve on the election of the Board of Directors' members, and, among the elected members, shall appoint the Chairman of the Board of Directors who, in his/her turn, shall appoint its Vice Chairman.

ARTICLE 25. In the event of impediments or vacancy in the position, the Chairman shall be replaced, until the subsequent Annual General Meeting, by the Vice Chairman, or in his/her absence, by the Board Member who has been acting as a member of the Board of Directors for the longer period of time.

ARTICLE 26. In the event of temporary impediments or vacancy in the position of sitting member of the Board of Directors, the General Meeting shall be called to appoint the substitute.

ARTICLE 27. It is incumbent upon the Board of Directors, in addition to the attributions set forth in law, as well as those included in these corporate bylaws:

(a) Determine the general guidance of the Company's business;

(b) Approve the Company's annual plan, setting objectives and programs for each functional area;

(c) Elect and dismiss the Company's Board of Executive Officers and inspect their management;

(d) Approve the Company's Internal Regulations, which shall set forth the functional and administrative structure;

(e) Grant licenses to its members and to Executive Officers;

(f) Resolve on the issuance of shares by the Company within the authorized capital limits referred to in Article 8 of these bylaws, setting forth the conditions of the issuance, including price and payment term;

(g) Resolve on the exclusion or reduction of shareholders' preemptive rights in capital increases or share subscription, debentures convertible into shares or subscription bonus, under the terms of Article 11, Paragraph One of these bylaws;

(h) Resolve on the issuance of subscription bonus, as provided for in Article 8, Paragraph One of these bylaws, including the exclusion or reduction of preemptive rights under the terms of Article 11, Paragraph One of these bylaws;

(i) Resolve on the acquisition of the Company's own shares to be held in treasury and/or subsequent cancellation or disposal;

(j) Resolve on the split or reverse split of shares representing the subscribed and fully paid-up capital stock;

(k) Resolve on the granting of stock option or subscription programs to its management, employees, or individuals rendering services to the Company or company under its control, under the terms of Article 12 of these bylaws, the shareholders preemptive rights not being applicable;

(l) Call the Annual and Extraordinary General Meetings;

(m) Express an opinion about the Management Report and the accounts of the Board of Executive Officers;

(n) Resolve, *ad referendum* of the General Meeting, on dividends to be paid to shareholders, including interim dividends, to the account of existing retained earnings

or profit reserves;
(o) Resolve on the investments of the social funds, when required;
(p) Choose and dismiss independent auditors;
(q) Call the independent auditors to provide any clarifications deemed necessary; and
(r) Define the three-name list of firms specializing in economic appraisals for the preparation of an appraisal report determining the value of the Company's shares in the event of cancellation of the Company's publicly-held company registration or withdrawal from Sao Paulo Stock Exchange's Novo Mercado ("Novo Mercado" and "BOVESPA").

ARTICLE 28. It shall be incumbent upon the Chairman of the Board of Directors, in addition to the attributions of its positions, to:
(a) Coordinate the activities of the two bodies responsible for the Company's management;
(b) Call, on behalf of the Board of Directors, and chair the General Meeting; and
(c) Call and chair the Board of Directors' meetings.

ARTICLE 29. It shall be incumbent upon the Vice Chairman of the Board of Directors, in addition to the attributions of its position, to:
(a) Replace the Chairman, in the event of impediment, vacancy or absence, under the terms of these bylaws;
(b) Inspect the management of the Board of Executive Officers, examine, at any time, the Company's records and papers, request information about businesses, agreements and other acts, practiced or to be practiced, in order to submit these matters to the Board of Directors' deliberation.

ARTICLE 30. The Board of Directors will have a meeting whenever there is a call for that purpose by the Board of Directors' Chairman or Vice Chairman.

Paragraph One. The Board of Directors' meetings shall be preceded by notice to all its members by the Chairman at least eight (8) days in advance, by means of a letter with proof of receipt, and shall be installed with the attendance of at least fifty percent (50%) of its members in office, and the resolutions of the Board of Directors shall be taken by majority vote of those attending the meeting. Regardless of the call formalities set forth in this Article, those meetings at which all members of the Board of Directors are present or express their vote, including by means of teleconference, shall be considered duly called, provided that a written confirmation of the vote is delivered to the Company's headquarters on the date of the meeting.

Paragraph Two. The meetings of the Board of Directors may be carried out by means of teleconference. Such participation shall be considered valid and, accordingly, shall have full effect, provided that the minutes are signed by all members attending the meeting.

Paragraph Three. The meetings shall be chaired by the Chairman or his/her substitute and it shall be incumbent upon the Chairman of the Board of Directors the casting vote.

Paragraph Four. All resolutions of the Board of Directors shall be recorded in minutes transcribed in the respective Book of the Board of Directors, and signed by all the members attending the meeting.

Paragraph Five. The meetings of the Board of Directors shall require a minimum quorum of three (3) members to be installed. The resolutions will be taken by majority of votes of the members attending the meeting.

Paragraph Six. In order to enhance the performance of its duties, the Board of Directors may create committees or working teams for specific purposes formed by managers and/or other people directly or indirectly related to the Company and appointed by the Board of Directors. It shall be incumbent upon the Board of Directors to approve the internal regulations for such committees or working teams.

CHAPTER VI – BOARD OF OFFICERS

ARTICLE 31. The Board of Officers is composed of up to six (6) members, in that one is appointed as a Chief Executive Officer, one as an Officer for Relationships with Investors, and the others, Officers without specific designation, with a term of office of three (3) years, provided that reelection is admitted.

ARTICLE 32. The Officers, including the CEO, are appointed by the Board of Directors and can be removed at any time by it, whereas the deputy members shall be kept in office for the time remaining to the substituted member.

ARTICLE 33. It is incumbent upon the Board of Officers, compliant with the applicable legal provisions and those of the bylaws, the resolutions made by the General Meeting, the authority of the Board of Directors and the provisions of the Company's Bylaws:

(a) the management of the Company, compliant with the guidelines laid by the Board of Directors;
(b) to assign and distribute the services and tasks of the Company's internal administration;
(c) guide and supervise the Company's bookkeeping;
(d) to make the Company's Administration Report, accounting and financial statements, for analysis by the Board of Directors and subsequent resolution by the General Meeting;
(e) resolve on the creation or extinction of affiliates, branches, subsidiaries or controlled companies, the Company's premises or departments in the Country or overseas;
(f) to resolve on the purchasing, alienation, increase or reduction of share interest in controlled or associated companies in the Country and overseas; and
(g) to resolve on the purchasing of control of other companies, as well as to authorize partnerships and execution of shareholders agreements.

ARTICLE 34. In addition to those attributions inherent to his/her own position, it is incumbent upon the Chief Executive Officer:
(a) to exercise the general supervision of the powers and attributions of the Board of Officers;

(b) to convene and chair the meetings of the Board of Officers; and
(c) together with another Officer, to appoint attorneys in compliance with the provisions of the Sole Paragraph of article 33 hereof.

ARTICLE 35. In addition to those attributions inherent to their own positions, it is incumbent upon the Officers to administrate and manage the corporate businesses according to the attributions specifically assigned to them by the Board of Directors.

Sole Paragraph. It is privately incumbent upon the Officer for Relationships with Investors to represent the Company before the Securities and Exchange Commission, shareholders, investors, stock exchanges, the Central Bank of Brazil and other agencies related to the activities developed in the capital market.

ARTICLE 36. The meetings of the Board of Officers shall be preceded of the calling of all of its members by the Chief Executive Officer and shall be made with the presence of at least two (2) Officers, and their resolutions shall be made by the majority present thereto, whereas the casting vote is incumbent upon the CEO.

ARTICLE 37. In all the acts that involve obligations or liabilities, the Company's representation is incumbent upon:

(a) the Chief Executive Officer, together with another Officer, including for the subscription of checks and/or agreements of every and any amount;
(b) two Officers together with an attorney;
(c) one Officer together with two attorneys;
(d) three attorneys, on a jointly basis;
(e) one attorney, on an isolated basis, in the case of judicial power of attorney, also to make personal deposition;
(f) one attorney, on an isolated basis, in compliance with the provision in the Sole Paragraph of this article; and
(g) four attorneys on a jointly basis, in specific cases expressly determined by proxy.

Sole Paragraph. Upon the appointment of the terms of offices referred to in letters "b" through "g" above, the Company must be necessarily represented by the Chief Executive Officer, together with any Officer, whereas the acts or transactions that can be practiced and the duration thereof must be specified in the instrument, provided that in the case of a judicial power of attorney, such duration may be indefinite.

CHAPTER VII – AUDIT COMMITTEE

ARTICLE 38. The Company's Audit Committee shall operate on a non-permanent basis, with powers and assignments bestowed upon it by law, and shall only be installed upon convening of the shareholders.

Paragraph One. When installed, the Company's Audit Committee shall be composed of three (3) members and equal number of deputy members, with a unified term of office of one (1) year, provided that is members can be reelected.

Paragraph Two. The investiture in the positions shall be made through registration made in the Minutes and Opinions Book of the Company's Audit Committee, subscribed by the vested member of the Audit Committee and by previous subscription to the Consent Statement of the Members of the Audit Committee referred to in the Novo Mercado Listing Regulations.

Paragraph Three. In case of vacancy of a position of member of the Audit Committee, the applicable deputy member shall substitute him/her; if there is no deputy member, a General Meeting shall be called to make the appointment of a member for the vacant position.

CHAPTER VIII – FISCAL YEAR, FINANCIAL STATEMENTS AND DIVIDENDS

ARTICLE 39. The fiscal year has duration of one year, starting on January 1 and ending on December 31 of each year.

Sole Paragraph. At the end of each fiscal year, the Board of Officers shall produce the Company's financial statements in compliance with the applicable legal precepts and the Novo Mercado Listing Regulations.

ARTICLE 40. Together with the financial statements of the tax year, the Board of Directors shall present to the Annual General Meeting proposed about the destination of the net income of the tax year, calculated after the deduction of the interests referred to in Article 190 of the Business Corporation Act, adjusted for the purpose of calculation of dividends as provided for in Article 202 of the same act, pursuant to the following deduction order:

(a) prior to any other destination whatsoever, five percent (5%) shall be invested in the constitution of a legal reserve, which shall not exceed twenty percent (20%) of the capital stock. The tax year in which the balance of the legal reserve plus the amount of the capital reserves referred to in paragraph I of article 182 of the Business Corporation Act, exceed thirty percent (30%) of the capital stock, the allocation of a portion of the net income of the tax year for the legal reserve shall not be obligatory;
(b) by proposal of the bodies of the administration, a portion may be allocated to the formation of a contingency reserve and reversal of same reserves made in previous tax years, as provided for in article 195 of the Business Corporation Act;
(c) a portion shall be allocated to the payment of the minimum mandatory annual dividend to the shareholders, in compliance with paragraph I of this article;
(d) in the tax year in which the amount for the mandatory dividend, calculated as provided for in paragraph I of this article, exceeds the realized portion of the income recorded in the tax year, the General Meeting may, by proposal of the administration bodies, destine the surplus to the constitution of an unrealized income reserve, compliant with the provision in article 197 of the Business Corporation Act;
(e) by proposal of the bodies of the administration, a portion may be withheld with basis on a previously approved capital budget, as provided for in article 196 of the Business Corporation Act;
(f) The Company shall maintain the statutory profit reserve called "Expansion Reserve", which shall be aimed at ensuring funds to finance additional investments of fixed and working capital and expansion of the Company's corporate activities and its controlled and associate companies, which shall be constituted of up to one hundred

percent (100%) of the net income that remains after the legal and statutory deductions and whose balance, together with the balance of the other profit reserves, except the unrealized income reserve and the contingency reserve, may not exceed one hundred percent (100%) of the Company's subscribed capital stock; and

(g) The balance shall have the destination determined to it by the General Meeting, pursuant to the legal provisions, whereas any withholding of profits of the fiscal year by the Company shall be obligatorily followed by a proposal of capital budget previously approved by the Board of Directors. If the balance of the profit reserves exceeds the capital stock, the General Meeting shall resolve on the investment of the surplus upon payment or increase in capital stock or, also, in distributing dividends to the shareholders.

Sole Paragraph. The shareholders are ensured the right to receiving an annual mandatory dividend not lower than twenty-five percent (25%) of the net income of the tax year, deducted or added of the following amounts: (i) the amount destined to the constitution of a legal reserve; (ii) amount destined to the formation of a contingency reserve and reversal of the same reserves formed in previous fiscal years; and (iii) an amount resulting from the reversal of the unrealized income reserve formed in previous fiscal years, as provided for in article 202, item II of the Business Corporation Act.

ARTICLE 41. The Company shall distribute, in each fiscal year, as a mandatory dividend, at least twenty-five percent (25%) of the adjusted net income, calculated in compliance with the provision in article 202 of the Business Corporation Act.

Paragraph One. O Board of Directors may pay or credit in favor of the shareholders, interests over the shareholders equity, as provided for in the current legislation, which interests can be imputed to the amount of the statutory dividend, thus integrating such amount to the amount of dividends distributed by the Company for all legal purposes.

Paragraph Two. The Company may make balance on a semiannual basis or in shorter periods, and may declare and distribute, by resolution of the Board of Directors *ad referendam* of the General Meeting, dividends or interests over the shareholders equity on account of the profit computed in such balance sheets, provided the total of the dividends paid in each semester of the fiscal year do not exceed the amount of the capital reserves dealt with in Paragraph I of article 182 of the Business Corporation Act.

ARTICLE 42. As provided for in article 190 of the Business Corporation Act, the Annual General Meeting that approves the accounts of the fiscal year may determine the distribution of up to ten percent (10%) of the result of the fiscal year, after the adjustments of article 189 of the Business Corporation Act, to the administrators of the Company, as participation in profits.

Paragraph One. The assignment and participation in profits to the administrators can only occur in the fiscal years whereby it is ensured to the shareholders the payment of the minimum obligatory dividend provided for in article 40 hereof.

Paragraph Two. It is incumbent upon the Board of Directors to establish the criteria for assignment of participation in profits to the administrators, compliant with the amount established by the Annual General Meeting.

CHAPTER IX
TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF THE REGISTRATION OF PUBLICLY-HELD COMPANY AND EXIT FROM THE NOVO MERCADO

ARTICLE 43. The alienation of the controlling interest (as defined in Paragraph 1 hereof) of the Company, whether directly or indirectly, by means of a single transaction or successive transactions, shall be contracted under the suspensive or resolutive condition that controlling interest purchaser undertakes to effect public offer to purchase the other shareholders' shares, pursuant to the conditions and timeframes provided for in the current legislation and in the Novo Mercado Listing Regulations in such a way as to ensure equal treatment to that granted to the seller of the controlling interest.

Paragraph One. For the purposes of these Bylaws, the terms below starting with capital letters shall have the following meanings:
"Purchasing Shareholder" shall mean any person, including, but without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or any other form of organization, residing or with domicile or head office in Brazil or overseas, or Shareholders Group.

"Control" (as well as its related terms, "Control Power", "Controller", "under Common Control" or "Controlled Company") shall mean the power actually used to manage the corporate activities and guide the Company bodies' operation, whether directly or indirectly, actually or legally. There is relative assumption of controlling interest ownership concerning the person or group of persons bound by shareholders agreement or under Common Control ("Controlling Group") owner of shares that have ensured them voting majority of the shareholders present to the Company's three last general shareholders' meetings, although not as owner of the shares that ensure them absolute majority of the voting capital.

"Shareholders Group" shall mean the group of two or more persons who (a) are bound by agreements or arrangements of any nature whatsoever, including shareholders agreements, whether oral or written, directly or by means of Controlled Companies, Parent Companies or under Common Control; or (b) are among whom there is control relationship, whether directly or indirectly; or (c) are under Common Control; or (d) act representing a common interest. Examples of persons representing common interest include (i) a person who, whether directly or indirectly holds share interest equal to or more than fifteen percent (15%) of the capital stock of another person; and (ii) two persons who have a third investor in common who, whether directly or indirectly holds a shareholding equal to or higher than fifteen percent (15%) of the capital stock of the two persons. Any *joint-ventures,* investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universalities of rights, or any other systems of organization or enterprise, whether organized in Brazil or overseas, shall

be considered part of a same Shareholders Group whenever two or more of such entities: (a) are administered or managed by the same legal person or by parties related to a same legal person; or (b) have most of their administrators in common.

Paragraph Two. If the purchasing of the share interest also subjects the controlling interest purchaser to the obligation of making the Tender Bid required under Article 46 hereof, the purchasing price shall be the highest among those prices determined pursuant to this Article 43 and Article 46, Paragraph 2 hereof.

Paragraph Three. Neither the selling controlling shareholder(s) nor the Group of Selling Controlling Shareholders may transfer the ownership of their shares, nor may the Company register any share transfer to the purchaser of the Control Power until this latter subscribes the Controllers' Consent Statement referred to in the Novo Mercado Listing Regulations.

Paragraph Four. No Shareholders Agreement providing for the exercise of Control Power shall be registered in the Company's headquarter without its subscribers having subscribed the Consent Statement referred to in Paragraph 3 of this Article.

ARTICLE 44. The public offer referred to in the Article above shall also be effected:

(a) In those cases whereby there is sale of subscription rights of shares and other securities or rights concerning securities convertible into shares, that eventually results into the alienation of the Company's controlling interests; and
(b) In the case of alienation of the controlling interest of a company that holds the Company's Control Power, provided that in such case, the Selling Controller shall be obliged to declare to *BOVESPA* [São Paulo Stock Exchange] the value attributed to the Company in such alienation procedure and attach documentation with proof thereof.

ARTICLE 45. The person who already holds the Company's shares and purchases the Control Power as a result of a private agreement of share purchase entered into with the Controlling shareholder or Controlling Shareholders Group involving any amount of shares shall be obliged to:
(a) Effect the public offer referred to in Article 43 hereof;
(b) Reimburse the shareholders from whom it has purchased shares in the stock exchange in the six (6) months prior to the date of alienation of the Company's controlling interest, and must pay to such the latter any difference between the price paid to the Control Selling Shareholder and the amount paid at the stock exchange for the Company's shares in that very same period, duly indexed by the positive variation of the Amplified Consumer Price Index - *IPCA* ("*IPCA*") until the date of the payment;
(c) make the necessary arrangements to recompose the minimum percentage of twenty-five percent (25%) of the total of the Company's outstanding shares, within the six (6) months subsequent to the purchasing of the share interest.

ARTICLE 46. Any Purchasing Shareholder who purchases or becomes the owner of shares issued by the Company at an amount equal to or higher than fifteen percent

(15%) of all the shares issued by the Company shall, no later than sixty (60) days numbered as from the date of purchase or of the event that culminated in the ownership of the shares at a amount equal to or higher than fifteen percent (15%) of all the shares issued by the Company, make or request the registration of – as the case may be - a public offer for the purchase of all the shares issued by the Company ("*OPA*"), in compliance with the provision in the applicable regulation of the *CVM* [Securities Commission], the Novo Mercado Listing Regulations, other regulations of *BOVESPA* and the terms of this Article.

Paragraph One. The Tender Bid must be: (i) aimed equally at all the shareholders of the Company; (ii) made in a bid to be held at *BOVESPA*; (iii) launched for the price provided for in Paragraph 2 of this Article; and (iv) paid in cash, in national currency, upon the purchasing at the Tender Bid of shares issued by the Company.

Paragraph Two. The purchasing price at the Tender Bid of each share issued by the Company may not be lower than the highest amount between (i) one hundred and twenty-five percent (125%) of the highest unit quotation price reached by the shares issued by the Company during the twelve (12)-month period prior to the accomplishment of the Tender Bid in any stock exchange whereby the Company's shares are traded; (ii) 125% of the highest unit price paid by the Purchasing Shareholder, at any time, for a share or lot of shares issued by the Company; and (iii) the economic amount calculated in an appraisal report.

Paragraph Three. The accomplishment of the Tender Bid mentioned in the heading of this Article shall not exclude the possibility that another shareholder of the Company, or, if that is the case, the Company itself, formulate a competing Tender Bid, as provided for in the applicable regulation.

Paragraph Four. The Purchasing Shareholder shall be obliged to meet any requests or the requirements of the *CVM*, made with basis on the applicable legislation, concerning the *OPA*, within the maximum timeframes provided for in the applicable regulation.

Paragraph Five. If the Purchasing Shareholder fails to perform the obligations imposed by this Article, including those concerning the compliance with the maximum timeframes (i) to accomplish or request of the registration of the *OPA*; or (ii) to comply with any requests or requirements of the *CVM*, or with the obligations provided for in Article 58 hereof, the Company's Board of Directors shall convene a General Shareholders' Meeting, whereby the Purchasing Shareholder may not vote, to resolve on the suspension of the exercise of the rights of the *Purchasing* Shareholder who failed to perform any obligation imposed by this Article, as provided for in Article 120 of the Business Corporation Act, without prejudice of the liability of the Purchasing Shareholder for losses and damages caused to other shareholders as a result of the noncompliance with the obligations imposed by this Article.

Paragraph Six. Any Purchasing Shareholder who purchases or becomes the owner of other rights, including usufruct or trust over the shares issued by the Company at an amount equal to or higher than fifteen percent (15%) of all the shares issued by the

Company shall be likewise obliged to – within a sixty (60)-day maximum timeframe numbered as from the date of such purchase or from the event that resulted in the ownership of such rights over the shares at amount equal to or higher than fifteen percent (15%) of all the shares issued by the Company – make or request the making of the registration – as the case may be – of an *OPA*, as provided for in this Article.

Paragraph Seven. The provision in this Article shall not apply to the case of a person who becomes the owner of shares issued by the Company at an amount higher than fifteen percent (15%) of all the shares issued by it as a result of: (i) de legal succession, provided that the shareholder alienates the exceeding shares no later than sixty (60) days numbered from the applicable event; (ii) the incorporation of another corporation by the Company; (iii) the incorporation of shares from another corporation by the Company; or (iv) the subscription of shares of the Company made in a single primary issuance that is approved by a General Shareholders Meeting of the Company, convened by its Board of Directors, and whose proposal for capital increase has determined the pricing for the issuance of the shares with basis on economic value achieved through a economic-financial appraisal report of the Company made by a specialized firm with acknowledged experience in the assessment of Publicly-held companies.

Paragraph Eight. In calculating the percentage of the fifteen percent (15%) of all the shares issued by the Company described in the heading of this Article, the involuntary additions of share interest resulting from the cancellation of shares in the treasury or the Company's capital stock reduction with share cancellation shall not be computed.

Paragraph Nine. If the *CVM* regulation applicable to the Tender Bid provided for in this Article determines the adoption of a calculation criteria for the determination of the purchasing price of each share of the Company in the Tender Bid that results in a purchasing price higher than that determined in Paragraph 2 hereof, the determination of the Tender Bid provided for in this Article concerning the purchasing price calculated in compliance with the *CVM* regulation shall prevail.

Paragraph Ten. Any changes to these Bylaws that limit the shareholders' right to the accomplishment of the Tender Bid as provided for in this Article or the exclusion of this Article shall oblige the shareholders who have voted for such change or exclusion in the resolution of the General Meeting to accomplish – on a jointly and concurrent basis – the Tender Bid provided for in this Article.

ARTICLE 47. In the share purchasing public offer to be accomplished by the Controlling shareholder(s), Controlling Shareholders Group or by the Company for the cancellation of the registration status of publicly-held company of the Company, the minimum price to be offered shall be equivalent to the economic value calculated in the appraisal report, as provided for in Article 49 hereof.

ARTICLE 48. If those shareholders who are met at the General Shareholders' Meeting resolve to withdrawal the Company from the Novo Mercado, the Controlling shareholder(s) or Controlling Shareholders of the Company must effect a public offer of share purchasing, whether because of the withdrawal occurred for the negotiation of the

shares outside the Novo Mercado, or because the corporate reorganization in which the Company's shares resulting from such reorganization are not admitted for the negotiation in the Novo Mercado, in compliance with the applicable legislation and the regulations contained in the Novo Mercado Listing Regulations.

The minimum price to be offered shall be equivalent to the economic value calculated in the appraisal report, as provided for in Article 49 hereof. The news about the accomplishment of the public offer shall be informed to *BOVESPA* and disclosed to the market immediately after the holding of the Company's Shareholders General Meeting that has approved the described withdrawal or reorganization, as the case may be.

ARTICLE 49. The appraisal report dealt with in Articles 46, 47 and 48 hereof shall be made by a specialized firm, with acknowledged experience and independent from the Company, its administrators and Controllers, as well as from their decision power, provided that the report must also meet the requirements described in Paragraph I of Article 8 of the Business Corporation Act and contain the liability provided for in Paragraph 6 of the same Article 8.

Paragraph One. The choice of the specialized firm responsible for determining the Company's economic value dealt with in Articles 46, 47 and 48 hereof is incumbent upon the General Meeting, after the presentation, by the Board of Directors, of a triple listing, whereas the applicable resolution must be made by majority of votes cast by shareholders owners of the outstanding shares who attend the General Meeting that resolves on the issue, provided that blank votes shall not be computed. If held upon the first call, the meeting provided for in Paragraph One must have shareholders who represent at least twenty percent (20%) of all the outstanding shares or, if held on the second call, it must have the attendance of any number of shareholders owners of outstanding shares.

Paragraph Two. The costs for the making of the appraisal report shall be borne by those responsible for the accomplishment of the share purchasing public offer, as the case may be.

ARTICLE 50. Optionally, a single *OPA* may be carried out, aiming at more than one of the purposes provided for in this chapter IX, in the Novo Mercado Listing Regulations or in the regulation issued by the *CVM*, provided that the procedures of all the types of Tender Bid can be made compatible, that there is no loss for the addressees of the offer and that it is granted authorization of the *CVM* when so required by the applicable legislation.

ARTICLE 51. The Company or the shareholders responsible for carrying out the Tender Bid provided for in this chapter IX, in the Novo Mercado Listing Regulations or in the regulation issued by the *CVM* may ensure their accomplishment by means of any shareholder, third party and, as the case may be, by the Company. The Company or the shareholder, as the case may be, does not exempt itself from the obligation to carry out the Tender Bid until it is accomplished in compliance with the applicable regulations.

ARTICLE 52. Notwithstanding Articles 46, 50 and 51 hereof, the provisions of the Novo Mercado Listing Regulations shall prevail in those cases of loss to the rights of the addressees of the offers in the aforementioned Articles.

CHAPTER X ARBITRATION COURT

ARTICLE 53. The Company, its shareholders, administrators and members of the Company's Audit Committee undertake to resolve, by means of arbitration, each and any dispute or controversy that may arise among them, with respect to or resulting from – especially – the application, validity, effectiveness, interpretation, violation and the effects thereof, in the provisions contained in these Bylaws, in any shareholders agreements filed at the Company's headquarter, in the Business Corporation Act, in the rules published by the National Monetary Council [*Conselho Monetário Nacional*], by the Central Bank of Brazil and by *CVM*, as well as in the other rules applicable to the operation of the general capital market, or resulting therefrom, in addition to those contained in the Novo Mercado Listing Regulations, in the Novo Mercado Participation Agreement and the Arbitration Regulation of the Market Arbitration Chamber, in compliance with the Regulation of the Market Arbitration Chamber instituted by *BOVESPA*.

CHAPTER XI DISSOLUTION

ARTICLE 54. The Company shall be dissolved in those cases provided for in law and, when the dissolution is by operation of law, it shall be incumbent upon the Board of Directors to appoint the trustee, whereas as far as the Audit Committee is concerned, the provision in Article 34 hereof shall be complied with.

CHAPTER XII – FINAL AND TRANSITIONAL PROVISIONS

ARTICLE 55. The Company shall comply with the shareholders agreements that are filed at its head office, and it is expressly prohibited to the members of the presiding officers of the General Meeting or of the Board of Directors to accept the declaration of vote from any shareholder, subscriber of Shareholders Agreement duly filed at the head office that is issued in noncompliance with what has been agreed to in the aforementioned agreement, whereas it is also expressly prohibited to the Company to accept and make the transfer of shares and/or encumbering and/or assignment of right of first refusal to the subscription of shares and/or other securities that are noncompliant with what is provided for and regulated in the Shareholders Agreement.

ARTICLE 56. The Company is prohibited from granting credit lines or guarantees of any type to third parties, in any modality whatsoever, for businesses that are strange to the corporate interests.

ARTICLE 57. The publications determined by the Business Corporation Act shall be made in the *Diário Oficial do Estado de São Paulo* [Register of the State of São Paulo] and in the newspaper *Valor Econômico*.

ARTICLE 58. The provision in Article 46 hereof shall not apply to the current shareholders who already own an amount equal to or higher than fifteen percent (15%) of all the shares issued by the Company and its successors on the date of publication of the Announcement of the Startup of the first Primary Public Distribution of Shares issued by the Company ("Startup Announcement").

ARTICLE 59. The provisions contained in Chapter IX, as well as those rules concerning the Novo Mercado Listing Regulations contained in Article 17 hereof, shall only become effective on the date of publication of the Startup Announcement.

Minutes of the Board of Directors' Meeting held on April 11, 2007

At the board of directors' meeting held at the headquarters of **Cyrela Commercial Properties S.A Empreendimentos e Participações** (the "Company"), the board appointed the Company's executive officers.

The board of directors unanimously appointed: Rafael Novellino as the CEO; Nessim Daniel Sarfati as an Executive Officer; José Roberto Voso as an Executive Officer; and Dani Ajbeszyc as the Investor Relations Executive Officer.

Each executive officer's term will end on the same date as the general shareholders' meeting for the period ended on December 31, 2009.

Minutes of the Board of Directors' Meeting held on April 26, 2007

At the board of directors' meeting held at the headquarters of **Cyrela Commercial Properties S.A Empreendimentos e Participações** (the "Company"), the board unanimously approved the "Policy for Disclosure of Material Facts and Preservation of Confidentiality" (*Política de Divulgação de Ato ou Fato Relevante - Política de Divulgação*).

Cyrela Commercial Properties S.A. Empreendimentos e Participações (the "Company")

Policy for Disclosure of Material Facts and Preservation of Confidentiality

The objective of this policy is to establish rules that must be followed by the Investor Relations Executive Officer and all related persons with regard to disclosure of material facts and preservation of confidentiality. This policy was determined according to the CVM (*Comissão de Valores Mobiliários*) rules.

All persons, including related parties, management and employees of the Company, who have access to material information, as well as those that the Company might select, are responsible for adhering to the above mentioned notice.

The following are the Investor Relations Executive Officer's responsibilities:

- Disclose and communicate to the CVM and the stock exchanges any material fact related to the Company's business; and
- Manage the broad and timely dissemination of material facts simultaneously to the CVM, to all stock exchanges in which the company might have trading securities and to investors.

Other general responsibilities include:

- Providing detailed written disclosure of material facts to the stock exchange and the CVM;
- Publishing a written disclosure to the public identical to the one provided to the stock exchange and the CVM;
- Ensuring that all information transmitted to the public is simultaneously transmitted to the stock exchanges, the CVM and investors;
- Any related party who knows any material fact must immediately report it to the Investor Relations Executive Officer;
- A related party that is aware of any material fact, and that knows that such material fact was not disclosed to the public must, after 3 business days of the delivery of such material fact to the Investor Relations Executive Officer, notify the material fact to the CVM; and
- The material fact must, preferably, be disclosed before the beginning or after the conclusion of the operations of the stock exchanges. In case the American and the Brazilian stock exchanges are not operating simultaneously, disclosures should be made according to the Brazilian stock exchange schedule.

Exceptions to the disclosure of material fact:

- Facts that may be considered material must not be disclosed if they may substantially affect the interests of the Company;
- The Company may submit to the CVM issues related to disclosure of material facts that may put the legitimate interest of the Company at risk;
- Whenever material facts that have not yet been disclosed to the public are revealed to persons other than those who (i) had inicial knowledge thereof; and/or (ii) decided to keep the material fact confidential, or, in the event of unusual variation of listings, price or amount negotiated in the stock exchanges, the Investors Relations Executive Officer shall take measures so that the material facts are immediately disclosed to the CVM, the stock exchanges and to the public.

Duty of Confidentiality of Material Facts:

- Related parties must keep all material facts that have not been disclosed confidential;
- Even after the material facts have been disclosed, such information should be treated as confidential;
- Related parties should not discuss material facts in public places and must only discuss material facts with persons who need to be aware of them;
- Any violation of this policy must be immediately reported to the Investor Relations Executive Officer; and
- Any related party that knows of a case where non-publicly disclosed material facts have been made public, must report such case to the Investor Relations Executive Officer.

Penalties:

- Related parties must respect and comply with all provisions of this policy. In the contrary, related parties will be subject to penalties provided in the applicable regulations.

Minutes of the Board of Directors' Meeting held on May 31, 2007

At the board of directors' meeting held at the headquarters of **Cyrela Commercial Properties S.A Empreendimentos e Participações** (the "Company"), the board approved the Depositary Receipts ("DR") programs of the Company.

The board of directors unanimously approved the formation of three DR programs, which comprise the following characteristics:

- Sponsor: the Company;
- Level of the Programs: (i) a DR program exempted from registration as defined under Rule 144A of the United States Securities Act of 1933 (the "Securities Act"); (ii) a DR program exempted from registration as defined under Regulation S of the Securities Act; and (iii) a Level 1 DR program as defined under the Securities Act;
- Type of Securities: Certificates of Depositary Shares represented by common shares with no par value, issued by the Company;
- Custodian Institution: Banco Itaú S.A.; and
- Parity between the Shares and DRs: twenty shares per 1 DR.

The members of the board have also decided that the board of directors would take any and all necessary measures so as to ensure the DR program's effectiveness.

RECEIVED

São Paulo, May 22, 2007

2007 JUL 10 A 10: 2

Securities Commission – CVM
Superintendency of Relations with Companies – SEP
Rua Sete de Setembro, 111, 33rd floor
Rio de Janeiro, RJ

Attn.: Elizabeth Lopez Rios Machado

With a copy to:

São Paulo Stock Exchange – BOVESPA
Rua XV de Novembro, 275, 5th floor
São Paulo, SP

Management of Company Oversight
Attn.: Nelson Barroso Ortega

Re: Request for Registration as a Publicly Traded Company for Cyrela Commercial Properties S.A. Emprendimentos e Participações

Ladies and Gentlemen:

Cyrela Commercial Properties S.A. Emprendimentos e Participações, a share corporation, with its headquarters at Av. Brigadeiro Faria Lima, 3400, 14th floor, in the city of São Paulo, state of São Paulo, with corporate taxpayer ID number [CNPJ/MF] 08.801.621/0001-86 ("Company," "CCP," or "we"), comes, by this letter, to request its registration as a publicly traded company by this Commission in accordance with the terms of Articles 21 and 22 of Law no. 6,385 of December 7, 1976, as amended, ("Law 6,385") and of CVM Instruction no. 202 of December 6, 1993 ("CVM Instruction 202").

1. Basis of Request

We were established based on a spin-off from Cyrela Brazil Realty S.A. Empreendimentos e Participações ("Cyrela"), which occurred on April 11, 2007, as was publicized to the market in a Material Fact published by Cyrela on March 15, 2007. As a result of the spin-off, Cyrela transferred to us its assets that included the activities related to the development and acquisition of office buildings and shopping centers, as well as the management services for these properties.

This being the case, as a result of the spin-off from Cyrela, each Cyrela shareholder will receive one share issued by us for each share held in Cyrela, and we will maintain the same depositary receipt programs that Cyrela had on the date the spin-off was approved.

In this regard, we are one of the main companies investing in and leasing real estate in the São Paulo metropolitan area, with a focus on the development and acquisition of

high-standard office buildings, shopping centers, industrial buildings and distribution centers. We also work with the purchase and sale of commercial real estate.

Working for more than 12 years in this segment, we have developed one of the best office building portfolios in the São Paulo metropolitan area. Approximately 64% of our portfolio, in terms of revenue from leasing, is classified as Triple A, in accordance with the methodology used by the Real Estate Center of the Poli/University of São Paulo (*Núcleo de Real Estate da Poli/USP*) for evaluating high-standard projects.

We have knowledge and experience regarding the most modern techniques for building office buildings, having mastered the technology and architecture necessary to achieve high standards of quality and sophistication, which has contributed to the high occupancy rates for our developments, with an average of 89.3% occupancy over the last three years. We have developed four and acquired six office buildings located in the São Paulo metropolitan area. Together these have a total of 62,391 square meters of private area, of which we manage 60%. Besides this, we have two projects under development, one in the city of São Paulo another in the city of Rio de Janeiro, with a planned private area of 18,849 square meters. Our main clients in this segment are top-ranked foreign and Brazilian companies, leading to a default rate of 1.5% over the last three years.

In the shopping center industry, we have an ownership interest in three developments in the São Paulo metropolitan area, totaling 133,526 square meters of gross leasable area ("GLA"), all of which were developed and are managed by us. Besides this, we currently have three shopping center projects under development, with one of them being in São Paulo and the other two in Rio de Janeiro. These have a planned total GLA of 74,354 square meters. The combined revenue from the stores in the shopping centers in which we have an ownership interest posted an average growth of 11.8% during the last three years.

In 2007 we began to invest in industrial buildings and distribution centers for leasing to large customers. We currently have three distribution centers that were acquired from third parties. These total 40,350 square meters of built area, all located in the São Paulo metropolitan area.

Our corporate purpose, as stated in Article 4 of our corporate bylaws, consists of the development, purchase and sale of commercial and industrial (including hybrid) real estate, already built or to be built, of land and undivided interests, and/or interests in real estate assets, leasing and management of real estate, construction of real estate and the provision of consulting services in matters related to the real estate market.

Additionally, we intend to carry out a primary initial public offering of our common shares ("Shares"), including as global depositary shares ("GDS"), represented by global depositary receipts ("GDR"), to be issued by us, with the exclusion of the preemptive rights of our current shareholders, in accordance with the terms of Article 172(I) of Law no. 6,404 of December 15, 1976, as amended, and of our corporate bylaws, to be conducted in Brazil, in accordance with the terms of Law and no. 6,385 and of CVM Instruction no. 400 of December 29, 2003 ("CVM Instruction 400"), and coordinated by Banco de Investimentos Credit Suisse (Brasil) S.A., including efforts to place the Shares in the United States with qualified institutional investors resident and domiciled in the

United States, defined in accordance with the terms of Rule 144A of the U.S. Securities Act of 1933 ("Rule 144A"), as amended ("Securities Act"), and in other countries (except in the United States and in Brazil) for investors, on the basis of Regulation S of the Securities Act ("Public Distribution"). Thus, we inform this Commission that we are presenting, on this date, all of the underlying documentation for the request for registration of the Public Distribution, in accordance with the terms of CVM Instruction 400, filed with the Superintendency of Registration of this Commission.

2. Request

In light of the above, we request, in accordance with the terms of Article 21 and 22 of Law no. 6,385, and in fulfillment of CVM Instruction 202, the appropriate registration as a publicly traded company with this Commission, to make possible the carrying out of the Public Distribution and trading of our shares on the São Paulo Stock Exchange ("BOVESPA").

3. Documents

For the purpose of supporting this request and seeking the granting of the registration here requested, we send the following documents as attachments for the analysis of the Commission:

(i) Our consolidated corporate bylaws, approved by the founding general meeting on April 11, 2007, the minutes from which were properly filed with the São Paulo State Board of Trade (*Junta Comerical do Estado de São Paulo*) on May 3, 2007;

(ii) Minutes of the meeting of the Board of Directors that appointed Mr. Dani Ajbeszyc as our Investor Relations Officer, which was held on April 11, 2007, and filed with the São Paulo State Board of Trade (*Junta Comerical do Estado de São Paulo*) under no. 121.880/07-2 on May 3, 2007;

(iii) Copies of the minutes of the general meetings held during the twelve (12) months previous to today's date;

(iv) Minutes of the meeting of the Board of Directors that approved the policy for publicizing material facts or acts, required by CVM Instruction no. 358 of January 3, 2002, as amended ("CVM Instruction 358"), held on April 26, 2007, and filed with the São Paulo State Board of Trade (*Junta Comerical do Estado de São Paulo*) under no. 121.882/07-0;

(v) Communication from the members of our Board of Directors and the Executive Committee regarding the ownership and trading of securities we have issued, required in accordance with the terms of Article 11 of CVM Instruction 358;

(vi) Copy of the contract for the provision of services for the book entry of shares signed with Banco Itaú S.A. on May 8, 2007;

(vii) Audited opening financial statements, prepared in accordance with the terms of Law no. 6,404 of December 15, 1976, as amended ("Law 6,404"), dated April 12, 2007;

(viii) Independent auditors' opinion regarding the opening financial statements, duly registered with the CVM;

(ix) Management's report regarding the opening financial statements, prepared in accordance with Article 133 of Law no. 6,404, and with CVM Guidance Opinion no. 15 of December 28, 1987;

(x) Annual Information Form for the year ended December 31, 2006, and updated to the present date, and

(xi) Standardized Financial Statement Form for the opening financial statements;

It bears noting that the blanks not filled out in the Annual Information Form and the Standardized Financial Statement Form (i.e. our CVM registration number, among others), will be completed when we are registered with the CVM, through the electronic system.

We also clarify that we will present a copy of a declaration from BOVESPA stating the approval of the request for acceptance to trade our shares on that exchange, which approval is conditioned on our obtaining a registration as a publicly traded company and the registration of the Public Distribution with this Commission.

Finally, we clarify that at the present date we do not have shareholders agreements and we have not issued any security certificates.

4. Communications

We take this opportunity to request that you send all correspondence, official letters and requests that you may issue regarding this request to:

Cyrela Commercial Properties S.A.
Emprendimentos e Participações
Av. Brigadeiro Faria Lima, 3400, 14th floor
04538-132, São Paulo, SP
Attn.: Mr. Dani Ajbeszyc
Telephone: (11) 4502-3144
Fax: (11) 4502-3149
E-mail: Dani Ajbeszyc@cyrela.com.br

Signature Page of the Request for Registration as Publicly Traded Company for Cyrela Commercial Properties S.A. Emprendimentos e Participações

Cyrela Commercial Properties S.A. Emprendimentos e Participações

[SIGNED]
Dani Ajbeszyc
Director of Investor Relations

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

CORPORATE TAXPAYER'S ID - CNPJ/MF 08.801.621/0001-86
COMPANY REGISTRY (NIRE) 35.300.341.881

EXTRAORDINARY SHAREHOLDERS' MEETING
CALL NOTICE

The shareholders of Cyrela Brazil Realty S.A. Empreendimentos e Participações ("CBR"), whose shares are being traded with rights over the shares of Cyrela Commercial Properties S.A. Empreendimentos e Participações ("CCP Empreendimentos"), are hereby invited to the Extraordinary Shareholders' Meeting of CCP Empreendimentos, to be held on July 12 2007, at 9:00 a.m., at the Company's headquarters located at Av. Brigadeiro Faria Lima, 3.400, 14th Floor, São Paulo – SP, to discuss and decide the following agenda:

1. amendment to the current articles 1, 23, 35, 43, 46, 58 of the Bylaws of CCP Empreendimentos, insertion of new articles to be numbered 35, 36, 37, 38, 53, 54, exclusion of the current article 59, new wording and consolidation of the Bylaws arising out of the said amendments, aiming at adapting the Bylaws to the rules of São Paulo Stock Exchange - BOVESPA's Novo Mercado Listing Regulation, and to the requirements of CVM – Securities & Exchange Commission; and

2. other matters of interest to CCP Empreendimentos.

General Information: Shareholders who wish to be represented by a proxy must file the respective notarized power-of-attorney with special powers, at the Company's headquarters, 48 (forty eight) hours prior to the Meeting.

São Paulo, June 27 2007

Elie Horn
Chairman of the Board of Directors

CYRELA COMMERCIAL PROPERTIES S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES

Corporate Taxpayer's ID no. 08.801.621/0001-86
Authorized Capital Company

MATERIAL FACT

Pursuant to article 157 paragraph 4 of Law 6,404/76 and to Rule CVM 358/02, Cyrela Commercial Properties S.A. Empreendimentos e Participações ("CCP Empreendimentos"), a company resulting from the partial spin-off of the net equity of Cyrela Brazil Realty S.A. Empreendimentos e Participações ("CBR"), currently undergoing registration as a joint-stock company with the CVM and listing of the shares owned by the Company on the *Novo Mercado* of the São Paulo Stock Exchange - BOVESPA, hereby informs CBR's shareholders and the market that in the meeting held on June 28, 2007, CCP Empreendimentos's Board of Executive Officers approved the exercise of the call option of 76,269,934 (seventy-six million, two hundred and sixty-nine thousand, nine hundred thirty-four) shares which CBR's subsidiaries, namely Century de Investimentos Imobiliários Ltda.; Cybra de Investimento Imobiliário Ltda.; Cyrela Comercial Imobiliária Ltda.; Cyrela Imobiliária Ltda.; Cyrela Investimentos e Participações Ltda.; Cyrela Roraima Empreendimentos Imobiliários Ltda.; CZ6 Empreendimentos Comerciais Ltda.; Expand de Investimentos Imobiliários Ltda., and Option de Investimentos Imobiliários Ltda. ("CBR's Subsidiaries"), hold in CCP Empreendimentos's subsidiary Cyrela Comercial Properties Investimentos Imobiliários S.A. ("CCP Investimentos"), company whose assets related to the development and acquisition activities for the lease of corporate buildings, shopping malls, and warehouses and distribution centers, as well as of property management. These shares represent 26.86% of CCP Investimentos' capital stock, pursuant to the Private Instrument of Purchase of Shares and Other Covenants signed on May 30, 2007, between CCP Empreendimentos and CBR's Subsidiaries ("Instrument").

The total amount to be paid by CCP Empreendimentos, of R$76,269,934.00 (seventy-six million, two hundred sixty-nine thousand, nine hundred thirty-four reais), was calculated based on an appraisal report prepared by APSIS Consultoria Empresarial Ltda., as of May 30, 2007, and will be paid within 60 days following the exercise of the option, as provided by the terms of the Instrument, by means of a bank financing to be contracted by CCP Empreendimentos, approved in the same meeting of the Board of Executive Officers. Following this resolution, CCP Empreendimentos will hold 98.67% of CCP Investimentos' capital stock.

São Paulo, June 29, 2007.

Dani Ajbeszyc
Investor Relations Officer

CALL NOTICE
EXTRAORDINAY GENERAL MEETING

The shareholders of Cyrela Brazil Realty S.A. Empreendimentos e Participações ("CBR"), whose shares are being traded with right to the shares of Cyrela Commercial Properties S.A. Empreendimentos e Participações ("CCP Empreendimentos"), are summoned to hold the Extraordinary General Meeting of CCP Empreendimentos, on July 20, 2007, at 10:00 am, at the Company's headquarters, located at Av. Brigadeiro Faria Lima, 3.400, 14° andar, São Paulo – SP, to discuss and resolve on the following Agenda:

1) The approval of the Protocol and Justification of Merger, executed by the Executive Board of Cyrela Commercial Properties S.A. Empreendimentos e Participações ("CCP Empreendimentos") and by the Executive Board of Cyrela Comercial Properties Investimentos Imobiliários S.A. ("CCP Investimentos"), prepared in compliance with the provisions of articles 224 and 225 of Law 6,404/76 ("Brazilian Corporation Law") and with CVM Instruction 319/99 ("Protocol");

2) The ratification of the appointment of Terco Grant Thornton Auditoria e Consultoria S.S. Ltda. as the company responsible for the evaluation of CCP Investimentos' net equity, and the approval of the respective appraisal report;

3) The ratification of the appointment of Apsis Consultoria Empresarial Ltda., for the purposes of the provisions of article 264 of the Brazilian Corporation Law, as the company responsible for the evaluation of CCP Empreendimentos' and CCP Investimentos' net equity, at market prices, and the approval of the respective appraisal reports;

4) The merger of CCP Investimentos into CCP Empreendimentos ("Merger"), pursuant to the Protocol and to the other documents available to the shareholders;

5) The increase of CCP Empreendimentos' capital stock, resulting from the Merger and the consequent amendment to article 6 of its Bylaws; and

6) Other matters of interest to CCP Empreendimentos.

General Information: (a) The documents related to the Merger are available to the shareholders at CCP Empreendimentos' headquarters; (b) The information and the documents related to the Merger have been sent to the Securities and Exchange Commission of Brazil – CVM and to the São Paulo Stock Exchange - BOVESPA, where the securities issued by CBR are accepted for trading; (c) The shareholder who wishes to be represented by a proxy shall deposit the respective mandate, with special powers and notarization, at the Company's headquarters, at least forty-eight (48) hours before the date established for the Meeting.

For further information, please refer to attached Material Fact.

About Cyrela Brazil Realty S.A.:

Cyrela Brazil Realty S.A. Empreendimentos e Participações is the most complete company of the Brazilian real estate market, acting as a residential real estate developer in 10 Brazilian states; it also develops and rents high-end, high-tech corporate towers and operates in the construction and real estate brokerage segments. Cyrela Brazil Realty's 2006 launches reached R$3.6 billion, consolidating its leadership in the main markets. Cyrela is listed on the Bovespa's Novo Mercado under the ticker CYRE3.

For further information, please contact:

Investor Relations - Cyrela Brazil Realty S/A
Phone: +55 (11) 4502-3153
e-mail:ri@cyrela.com.br
www.cyrela.com.br/ir

END